# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hilltop Holdings Inc., CIK 0001265131
CUSIP: 432748101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6565 Hillcrest Ave., Dallas, Texas (TX), 75205
Date of event which requires filing of this statement: 09/30/2026
Filed by CIK 0001021572
Persons authorized to receive notices and communications: Wilson Chu, Dechert LLP, 2651 N. Harwood St., Suite 120, Dallas, Texas (TX), 75201, 0000000000

## Reporting persons
- Gerald J. Ford (CIK 0001021572): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 7,866.97; shared voting power 15,651,329.97; sole dispositive power 7,866.97; shared dispositive power 15,651,329.97; aggregate amount beneficially owned 15,651,329.97 (27.3% of the class)
  Comment: Rows 8, 10 and 11. Includes 98,789 shares of Common Stock that are directly beneficially owned by the Trust. Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP. Row 13. Based on 57,286,417 shares of common stock outstanding on July 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, that was filed by Hilltop with the SEC on July 24, 2026.
- Diamond A Financial, L.P.: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,544,674; sole dispositive power 0; shared dispositive power 15,544,674; aggregate amount beneficially owned 15,544,674 (27.1% of the class)
  Comment: Row 13. Based on 57,286,417] shares of common stock outstanding on July 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, that was filed by Hilltop with the SEC on July 24, 2026.
- Diamond HTH Stock Company, LP: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,544,674; sole dispositive power 0; shared dispositive power 15,544,674; aggregate amount beneficially owned 15,544,674 (27.1% of the class)
  Comment: Rows 8, 10 and 11. Includes 15,544,674.00 shares of Common Stock that are directly beneficially owned by Financial LP. Row 13. Based on 57,286,417 shares of common stock outstanding on July 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, that was filed by Hilltop with the SEC on July 24, 2026.
- Diamond HTH Stock Company GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,544,674; sole dispositive power 0; shared dispositive power 15,544,674; aggregate amount beneficially owned 15,544,674 (27.1% of the class)
  Comment: Rows 8, 10 and 11. Includes 15,544,674.00 shares of Common Stock that are directly beneficially owned by Financial LP. Row 13. Based on 57,286,417 shares of common stock outstanding on July 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, that was filed by Hilltop with the SEC on July 24, 2026.
- Turtle Creek Revocable Trust: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 98,789; sole dispositive power 0; shared dispositive power 98,789; aggregate amount beneficially owned 98,789 (0% of the class)
  Comment: Row 13. Based on 57,286,417 shares of common stock outstanding on July 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, that was filed by Hilltop with the SEC on July 24, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Hilltop Holdings Inc.
Address of issuer's principal executive offices: 6565 Hillcrest Ave., Dallas, Texas (TX), 75205
Comment: This Amendment No. 22 to Schedule 13D (this "Amendment") relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Hilltop Holdings Inc., a Maryland corporation ("Hilltop"). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission ("SEC") by Gerald J. Ford, a United States citizen, Diamond A Financial, L.P., a Texas limited partnership ("Financial LP"), Diamond HTH Stock Company, LP, a Texas limited partnership, Diamond HTH Stock Company GP, LLC, a Texas limited liability company, and Turtle Creek Revocable Trust (collectively, the "Reporting Persons") by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein and not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended and supplemented as follows: The information set forth in Item 6 of this Amendment is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented as follows:
(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Hilltop or securities of Hilltop for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Hilltop or otherwise with respect to Hilltop or any securities of Hilltop or (ii) a member of any syndicate or group with respect to Hilltop or any securities of Hilltop.

As of August 25, 2026, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below.

Reporting Person Number of Shares Beneficially Owned Percentage of Outstanding Shares Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power
Mr. Ford 15,651,329.9703 (1)(2) 27.3% (3) 7,866.9703 15,651,329.9703 (1)(2) 7,866.9703 15,651,329.9703 (1)(2)
Financial LP 15,544,674 27.1% (3) 0 15,544,674 0 15,544,674
Diamond HTH 15,544,674 (1) 27.1% (3) 0 15,544,674 (1) 0 15,544,674 (1)
Stock Company, LLC
Diamond HTH 15,544,674 (1) 27.1% (3) 0 15,544,674 (1) 0 15,544,674 (1)
Stock Company GP LLC
Turtle Creek Revocable 98,789 0.2% (3) 0 98,789 0 98,789
Trust

(1) Includes 15,544,674 shares of Common Stock that are directly beneficially owned by Financial LP.

(2) Includes 98,789 shares of Common Stock that are directly beneficially owned by Turtle Creek Revocable Trust.

(3) Based on 57,286,417 shares of common stock outstanding on July 23, 2026, as disclosed in Hilltop's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, that was filed by Hilltop with the SEC on July 24, 2026.
Transactions in the class effected during the past sixty days: There have been no transactions in the class of securities reported on that were affected by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

As previously reported in Amendment No. 21 to Schedule 13D filed with the SEC on July 22, 2026, Mr. Ford's direct limited partnership interest and indirect general partnership interest in Diamond A Financial, L.P. were pledged as collateral in respect of an $80 million loan made to Mr. Ford by one of his affiliates (the "Loan"). As of September 29, 2026, the Loan has been repaid by Mr. Ford and the previously-reported security interests over Mr. Ford's interests in Diamond A Financial, L.P. have accordingly been terminated.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows: The following exhibits are filed to the Schedule 13D:

Exhibit 99.A - Joint Filing Agreement (incorporated herein by reference to Exhibit 99.A to the Schedule 13D filed on October 6, 2017, by the Reporting Persons with the SEC (File No. 005-79781))

## Signatures
- Gerald J. Ford: /s/ Gerald J. Ford, Gerald J. Ford (10/01/2026)
- Diamond A Financial, L.P.: By: Diamond HTH Stock Company, LP, its General Partner, By: Diamond HTH Stock Company GP, LLC, its General Partner, /s/ Gerald J. Ford, Gerald J. Ford, Sole Member (10/01/2026)
- Diamond HTH Stock Company, LP: By: Diamond HTH Stock Company GP, LLC, its General Partner, /s/ Gerald J. Ford, Gerald J. Ford, Sole Member (10/01/2026)
- Diamond HTH Stock Company GP, LLC: /s/ Gerald J. Ford, Gerald J. Ford, Sole Member (10/01/2026)
- Turtle Creek Revocable Trust: /s/ Gerald J. Ford, Gerald J. Ford, Trustee (10/01/2026)